David H. Roberts +1 617 570 1039 DRoberts@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 16, 2017

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily Opportunity Fund, Inc. Offering Statement on Form 1-A

Filed August 21, 2017
File No. 024-10730

Dear Ms. Gowetski:

This letter is submitted on behalf of Cottonwood Multifamily Opportunity Fund, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 14, 2017 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-10730) filed with the Commission on August 21, 2017, relating to the Company’s offering of common stock (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Jennifer Gowetski

Division of Corporation Finance

November 16, 2017

General

1.	We note your disclosure that you may, in your board of directors’ sole discretion, elect to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2017 or a subsequent year, but you are not required to do so. Please revise to describe more specifically why your board of directors has not yet made such determination, the factors your board intends to consider in making such determination and how such determination will impact your operations, including, as applicable, any impact on distributions and potential difficulty in converting to a REIT at a later date.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure in “Summary of the Offering – REIT Status” to describe more specifically why our board of directors has yet to determine when or if we will elect to qualify as a REIT, the factors our board may consider in making such determination and how such determination may impact our operations.

Cover Page

2.	Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

Response to Comment No. 2

In response to the Staff’s comment, the Company has added disclosure to the cover page that states that we are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

Estimated Use of Proceeds, page 65

3.	Please revise your disclosure in footnote (3) to clarify that the “certain contracts” are those referenced in the fees and other services section and cross reference to where the material terms of those agreements are disclosed.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its disclosure in footnote (3) to clarify that the “certain contracts” are those referenced in “Management Compensation” in the row titled, “Fees from Other Services – Affiliates of Cottonwood.”

Ms. Jennifer Gowetski

Division of Corporation Finance

November 16, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Gregg Christensen at (801) 278-0700.

Sincerely,

David H. Roberts

[Enclosures:]

cc:	Via E-mail

Daniel Shaeffer, Chief Executive Officer

Gregg Christensen, Executive Vice President, Secretary and General Counsel

Cottonwood Multifamily Opportunity Fund, Inc.